Primary Business Name: BLUE OCEAN ATS   **BD Number: 306512**

BD - AMENDMENT

11/17/2020

BD - INDIRECT OWNERS

Ownership Codes:	C - 25% but less than 50%	E - 75% or more
	D - 50% but less than 75%	F - Other General Partners

Full Legal Name	DE/FE/I	Entity in Which Interest is Owned	Status	Date Acquired	Own. Code	Control Person	PR	CRD # (or SSN, IRS Tax #, Emp. ID)
BLUE OCEAN FINANCIAL TECHNOLOGY PTE. LTD.	FE	BLUE OCEAN TECHNOLOGIES, LLC	MEMBER	12/2016	C	Y	N	FOREIGN
MEDICI VENTURES, INC.	DE	TZERO GROUP, INC.	SHAREHOLDER	01/2016	E	Y	N	81-3820993
OVERSTOCK.COM, INC.	DE	MEDICI VENTURES, INC.	SHAREHOLDER	09/2016	E	Y	Y	87-0634302
SHINNICK, GREGORY DANIEL	I	BLUE OCEAN FINANCIAL TECHNOLOGIES PTE. LTD.	SHAREHOLDER	09/2015	C	Y	N	2421941
TZERO GROUP, INC.	DE	BLUE OCEAN TECHNOLOGIES, LLC	MEMBER	08/2015	C	Y	N	47-2409269